LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 23, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226
Clough Long/Short Equity ETF (S000069997)
Clough Select Equity ETF (S000069998)

Dear Ms. Lithotomos:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on February 12, 2024, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 306 to its registration statement. PEA No. 306 was filed on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 27, 2023, for the purpose of making material changes to the principal investment strategy of each of the Clough Long/Short Equity ETF and Clough Select Equity ETF, and to reflect a change to the name of the Clough Long/Short Equity ETF that is expected to take effect on February 29, 2024 (hereinafter, Clough Long/Short ETF will be referred to as “Clough Hedged Equity ETF”). A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 306.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

General Comments

1.Staff Comment: Please file supplementary responses no later than five business days before the effective date of the next PEA filed with respect to the Funds.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the proposed effective date of the next PEA to be filed with respect to the Funds.

2.Staff Comment: Please include the former name of the Clough Hedged Equity ETF.

Response: The Trust responds by making the requested revision.

3.Staff Comment: Please confirm supplementally that all open items with be completed prior to effectiveness.

Response: The Trust confirms supplementally that all open items will be completed prior to effectiveness.

Fees and Expenses of the Fund - Both Funds

4.Staff Comment: Please provide a completed “Fees and Expenses of the Fund” table as well as the completed expense “Example” for each Fund prior to the effectiveness of the Amendment.

Response: The completed fee table and expense example for the Fund is attached as Appendix A.

5.Staff Comment: Please confirm supplementally that the Funds have no fee waiver or expense recoupment.

Response: The Trust confirms supplementally that the Funds do not currently intend to implement a fee waiver arrangement or expense recoupment.

Principal Investment Strategies - Both Funds

6.Staff Comment: Please consider defining “emerging markets” in each Fund’s principal investment strategy.

Response: The Trust responds by including the following disclosure in the principal investment strategy for both Funds:

“The Adviser will obtain exposure to emerging markets through investments in U.S.-listed securities, including ADRs, of companies domiciled in emerging markets.”

7.Staff Comment: Please include disclosure to the effect that the Funds may invest in companies of all market capitalizations.

Response: The Trust responds by including the following disclosure in the principal investment strategy for the Clough Hedged Equity ETF:

“The Fund may invest in companies of all market capitalizations.”

The Trust responds by revising the disclosure in the Clough Select Equity ETF as follows:

“The Adviser identifies securities to purchase for the Fund that are U.S.-listed companies of ~~any~~ all market capitalizations.”

8.Staff Comment: Each Fund includes language that states: “The Fund is considered to be diversified.” Please state definitively in disclosure whether each Fund is diversified or non-diversified.

Response: The Trust responds by confirming that each Fund has been operating as a diversified fund for twelve consecutive quarters. As such, pursuant to Section 13(a) and Rule 13a-1 under the 1940 Act, both Funds are now classified as diversified under Section 5(b) of the 1940 Act, and each Fund will not change its classification to non-diversified without first obtaining the approval of its shareholders.

The Trust responds further by removing the disclosures related to diversification from the discussion of principal investment strategies and risks in the Prospectus, as such disclosure is not required by Item 4 of Form N-1A. The Trust has also replaced disclosures related to the Funds’ former non-diversifed status in the SAI with new disclosures related to the Funds’ classification as diversified.

9.Staff Comment: Each Fund’s principal investment strategies includes the following sentence: “The Adviser believes that attractive investment returns can be achieved when key, proprietary insights into industry or economic trends are discovered, and their significance understood, before they become obvious to other investors.” Please clarify in disclosure how these insights or trends would be obvious to the Adviser but not to other investors.

Response: The Trust responds by revising the disclosure as follows:

“The Adviser believes attractive investment returns can be achieved when key, proprietary insights into industry or economic trends are uncovered by the Adviser through its fundamental research process before the value of the relevant securities has been impacted by such information. ~~discovered, and their significance understood, before they become obvious to other investors.~~”

Principal Investment Risks - Both Funds

10.Staff Comment: Please consider moving the “Associated Risks of Short Selling” disclosure between the “Security Selection Risk” and “Tax Risk.”

Response: The Trust responds by making the requested revision and renaming the risk to “Short Selling Risk.”

11.Staff Comment: Please add a foreign markets risk.

Response: The Trust responds by making the requested revision.

12.Staff Comment: If applicable, please add an emerging markets risk.

Response: The Trust responds by making the requested revision.

13.Staff Comment: Please add a portfolio turnover risk.

Response: The Trust respectfully responds by directing the Staff to the portfolio turnover risk that is already included in the Item 4 and Item 9 principal investment risk disclosures for each Fund.

14.Staff Comment: Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Trust respectfully declines to add the requested disclosure. The Trust responds supplementally that given that all of the securities in the Funds trade on US exchanges and are only trading when the US market place is open, there would not be instances that could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

Principal Investment Strategies - Clough Hedged Equity ETF

15.Staff Comment: The principal investment strategy includes the following phrase: “… and the use of derivatives the Adviser believes will decline in price.” Does the Adviser aim to have the derivatives decline in price? Please clarify this sentence in the disclosure.

Response: The Trust responds by revising the disclosure as follows:

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by purchasing securities Clough Capital Partners L.P. (the “Adviser”), the Fund’s investment adviser, believes to have above-average financial characteristics, be undervalued and/or have growth potential, and by taking short positions in securities the Adviser believes will decline in price. ~~and the use of derivatives the Adviser believes will decline in price.~~”

* * * * * *

If you have any questions or require further information, please contact the undersigned at (414) 516-1692 or Rachel.Spearo@usbank.com.

Sincerely,

/s/ Rachel Spearo
Rachel Spearo
Secretary

Appendix A

Clough Hedged Equity ETF

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.35%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	1.23%
Acquired Fund Fees and Expenses[3]	0.01%
Total Annual Fund Operating Expenses	2.59%
1.Restated to reflect current fees.
2.“Other Expenses” include broker and interest expenses. Broker and interest expenses are borne by the Fund separately from the management fee paid to the Adviser.
3.Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude AFFE.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$262	3 Years:	$805	5 Years:	$1,375	10 Years:	$2,925

Clough Select Equity ETF

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[2]	0.01%
Total Annual Fund Operating Expenses	0.86%
1.“Other Expenses” include broker and interest expenses. Broker and interest expenses are borne by the Fund separately from the management fee paid to the Adviser.
2.Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude AFFE.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$88	3 Years:	$274	5 Years:	$477	10 Years:	$1,061